Simpson Thacher & Bartlett LLP

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Direct Dial Number +1-202-636-5592	E-mail Address steven.grigoriou@stblaw.com

VIA EDGAR	May 31, 2022

Kim Browning, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Logan Ridge Finance Corporation
Registration Statement on Form N-148C, File No. 333-262831

Dear Ms. Browning:

On behalf of Logan Ridge Finance Corporation (the “Company”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 16, 2022 relating to the above-referenced registration statement on Form N-14 originally filed with the Commission on February 18, 2022, pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.

Please update all information to account for the Company’s most recent annual report on Form 10-K and confirm that all information incorporated by reference is up to date as required by Form N-14 and any related references therein to the requirements of N-2.

The Company has updated the Registration Statement, including all references to documents incorporated by reference.

2.

Please provide a supplemental letter stating the Company is registering an exchange offering in reliance on the Staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993), and include the representations contained therein.

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Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	- 2 -	May 31, 2022

In response to the Staff’s comment, the Company is separately submitting via EDGAR correspondence a supplement letter stating that it is registering an exchange offering in reliance on the Staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998), Moran Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley No-Action Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling No-Action Letter”), and such supplemental letter includes the representations contained in the Morgan Stanley No-Action Letter and Shearman & Sterling No-Action Letter.

3.	Please confirm the exchange offering will be open at least through midnight on the twentieth business day (as defined in Rule 14d-1(g)(3) of Regulation 14D).

The Company confirms that the Exchange Offer will remain open for at least 20 business days (as defined in Rule 14d-1(g)(3) of Regulation 14D) after the Exchange Offer commences, with the expiration occurring no earlier than 5:00 p.m., New York City time, on the 21st business day after the commencement of the Exchange Offer.

4.	Please include hyperlinks to each exhibit and any other information incorporated by reference into the Registration Statement. See Rule 411 under the 1933 Act and Rule 0-4 under the 1940 Act.

The Company confirms that each exhibit and any other information incorporated by reference into the Registration Statement includes a hyperlink.

5.

Please note that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections do not apply to statements made in connection with the exchange offer.

The Company has updated disclosure to state that the Private Securities Litigation Reform Act of 1995 safe harbor does not apply to the Offer to Exchange.

6.	Please clarify in what circumstances the Company will delay acceptance of any restricted notes.

The Company has revised the disclosure on page 21 to clarify that it may delay acceptance of its Restricted Notes only due to an extension of the exchange offer, and the Company confirms that any such delay will be consistent with Rule 14e-1(c).

7.	Please confirm that the information for the “% of Class Held” column in the Portfolio Companies table is included for each portfolio company or revise this disclosure accordingly.

The Company has revised the header for the referenced column to “% of Equity Class Held,” in order to reflect that the column only applies to equity securities.

8.

To the extent not already done so, please describe the nature of business of each portfolio company in which the Company invests more than 5% of its assets or explain to the staff where such information may be found in other filings that are incorporated into the Registration Statement.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	- 3 -	May 31, 2022

The Company has updated its Portfolio Company table to include disclosure regarding the nature of the business of each portfolio company in which the Company invests more than 5% of its assets.

9.	Please explain to the Staff why Mr. Schafer’s biography does not appear in the Registration Statement.

Mr. Patrick Schafer is the Chief Investment Officer of the Company, and his biography is disclosed in the Company’s proxy statement.

10.

Please explain to the Staff how incorporating proxy statements into the N-14 is permissible under Form N-14 and, to the extent relevant, Form N-2. In your response, address to the extent applicable Rule 411(e) under the 1933 Act.

General Instruction G on Form N-14 permits any party to a transaction registered on Form N-14 who is a business development company and is current in its reports filed pursuant to Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) to incorporate by reference the prospectus, the corresponding SAI, or reports. The Company is current in all of its Exchange Act reports and is therefore permitted to incorporate by reference any such report. General Instruction G(3) of Form 10-K allows Part III of Form 10-K to be incorporated by reference from a registrant’s definitive proxy statement so long as it is filed with the Commission not later than 120 days after the end of the fiscal year covered by the Form 10-K. The Company’s Form 10-K incorporated by reference its proxy statement. Rule 411(e) states that a registrant must, “(i)nclude an express statement clearly describing the specific location of the information you are incorporating by reference. The statement must identify the document where the information was originally filed or submitted and the location of the information within that document. The statement must be made at the particular place where the information is required, if applicable. Information must not be incorporated by reference in any case where such incorporation would render the disclosure incomplete, unclear, or confusing. For example, unless expressly permitted or required, disclosure must not be incorporated by reference from a second document if that second document incorporates information pertinent to such disclosure by reference to a third document.” Accordingly, the Company has incorporated by reference its proxy statement instead of simply its Form 10-K. Finally, the original offering was made pursuant to Rule 144A, which requires all purchasers to be qualified institutional buyers (“QIBs”). The Company is not aware of any transfers of the Notes. Accordingly, the exchange will be offered to QIBs. The Company believes that incorporation by reference avoids unnecessary duplicative disclosures, thereby improving the quality of the information provided to the QIB noteholders.

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Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	- 4 -	May 31, 2022

Please do not hesitate to call me at (202) 636-5592 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Rajib Chanda
Christopher P. Healey